Exhibit 4.37

Irrevocable Letter of Guarantee of Maximum Amount

To: China Merchants Bank Shenzhen Branch

Whereas your bank and Shenzhen Xunlei Networking Technologies Co., Ltd. (hereinafter “the Credit Applicant”) has made and entered into the Credit Agreement (hereinafter “the Credit Agreement”), in which, your bank agrees to provide a credit amount of CNY85,000,000 (in words: Eighty Five Million Yuan) (including other currencies of equivalent value) (hereinafter "the Credit Amount")to the Credit Applicant for the agreed Credit Period under the Credit Agreement (hereinafter “the Credit Period”, that is, the debt establishment period).

Upon request of the Credit Applicant, we, as the Guarantor, hereby agree to issue this letter of guarantee (hereinafter the "L/G") and voluntarily assume joint and several guarantee liability for all debts owed by the Credit Applicant to your bank under the Credit Agreement, subject to the following terms and conditions:

1. Guarantee of Maximum Amount

1.1 During the Credit Period, your bank may extend credit to the Credit Applicant in installments. Specific credit types and credit amounts, whether different credit types can be swapped, specific credit utilization conditions and other terms and conditions are subject to the approval of your bank. If, during the Credit Period, your bank makes any adjustments to the original approval according to the application of the Credit Applicant, any subsequent approvals issued by your bank will constitute supplements or modifications to the original approval, and so forth.

The expiration date of specific credit type may be later than the expiration date of the agreed Credit Period under the Credit Agreement.

1.2 If, upon the expiration of the Credit Period, there is still any balance of loans, advances or other credits extended by your bank to the Credit Applicant, the Guarantor shall assume joint and several liability for repayment of such debt within the guarantee scope determined under Article 2 hereof; if, before the expiration of the Credit Period, your bank make earlier claim for repayment against the Credit Applicant in accordance with provisions of the Credit Agreement and/or other separate contracts, the Guarantor shall also assume joint and several guarantee liabilities for repayment within the guarantee scope determined under Article 2 hereof.

1.3 In respect of commercial bills acceptance, letter of credit (including entrusted issuing of letter of credit, back-to-back letter of credit, same below), letter of guarantee, delivery guarantee, cross-border coordinated trade financing and other credit services provided by your bank to the Credit Applicant during the Credit Period, even though your bank has not made any advance for such credits up to expiration of the Credit Period, but have to make advances for such credits thereafter, the Guarantor shall also assume joint and several guarantee liability for all debts of the Credit Applicant arising therefrom within the guarantee scope determined under Article 2 hereof.

1.4 Consent of or notification to the Guarantor is not required for, and the Guarantor hereby acknowledges, any extension arrangements or modifications regarding time limits, interest rates, amounts and/or other terms and conditions of any specific services, reached between your bank and the Credit Applicant in the course of performing such specific services under the Credit Agreement; such extension arrangements and modifications will have no prejudice to the Guarantor’s guarantee liability hereunder.

1.5 The Guarantor shall also assume the guarantee liability in accordance with this L/G for the principals and interests of the debts arising from your bank’s acceptance of or payment for those letters of credit under the Credit Agreement for which the documents received contain discrepancies as reviewed by your bank, if such discrepancies have been accepted by the Credit Applicant, and will not raise any objection on the ground that your bank accepts such discrepancies without consent of the Guarantor or informing the Guarantor.

1.6 Consent of or notification to the Guarantor is not required for, and the Guarantor hereby acknowledges, any modifications to letters of credit or letters of guarantee (or standby letters of credit), or extensions of payment deadlines of long-term letters of credit after acceptance or payment pledge is made; such modifications or extensions will have no prejudice to the Guarantor’s guarantee liability hereunder.

1.7 The Guarantor hereby acknowledges that separate service agreements (whether single transaction agreements / application forms or framework agreement) signed by your bank and the Credit Applicant regarding any and all specific transactions within the scope of the Credit Amount will constitute integral parts of the Credit Agreement, which collectively provide for the arrangement of rights and obligations involved in specific services.

The Guarantor hereby acknowledges that specific amounts, time limits, purposes and other elements of credit services actually occurring between your bank and the Credit Applicant are subject to specific service agreements, the transaction vouchers produced by your bank and the transaction records of the system.

1.8 Transfer of benefits of such services as letters of guarantee, customs payment guarantee and commercial paper guarantees processed by your bank at the application of the Credit Applicant will not affect the Guarantor’s guarantee obligations hereunder, and the Guarantor hereby pledges not to raise any objection on such ground.

2. Scope of Guarantee

2.1 The Guarantor’s scope of guarantee shall be the sum of principals of all loans and other credits (capped at Eighty Five Million Yuan (in numbers: CNY85,000,000)) your bank has extended to the Credit Applicant in accordance with the Credit Agreement and related interests, penalty interests and compound interests thereon as well as liquidated damages, factoring fees and other fees related to realization of debts including but not limited to:

2.1.1 The balances of loan principals extended by your bank in accordance with separate contracts concluded under the Credit Agreement and corresponding interests, penalty interests, compound interests, liquidated damages and related fees;

2.1.2 The balances of principals advanced by your bank for the Credit Applicant for performing commercial bills, letters of credit, letters of guarantees/customs payment guarantee/commercial paper guarantees, delivery guarantee and other payment obligations under the Credit Agreement and interests, penalty interests, compound interests, liquidated damages and related fees thereof, as well as the Credit Applicant’s debt to your bank formed by discount guarantees provided for the Credit Applicant’s commercial acceptance bills.

2.1.3 Under factoring service, account receivable debts against the Credit Applicant accepted by your bank and corresponding liquidated damages thereof (overdue fines, fees), and/or basic purchase money (basic acquisition money) paid by your bank to the Credit Applicant by using your bank’s own funds or other funds of lawful sources and related factoring fees.

2.1.4 The balances of principals of advances and payments made upon entrust of your bank for trade financing service under the Credit Agreement and interests, penalty interests, compound interests, liquidated damages and related fees thereof;

2.1.5 Documentary credits or advances (whether within the Credit Period or not) made by your bank in accordance with any specific service agreement for the purpose of repaying the coordinated platform financing when processing entrusted issuing of letters of credit, entrusted overseas financing, cross-border trade direct train and other cross-border coordinated trade financing services for the Credit Applicant under the Credit Agreement, and interests, penalty interests, compound interests, liquidated damages and related fees thereof;

2.1.6 Principals of advances made by your bank for performing your obligations as the issuing bank under back-to-back letters of credit issued by another branch of your bank to the beneficiary under your entrust after your bank has issued letters of credit at the request of the Credit Applicant, principals of debts of import bill advances and delivery guarantee incurred due to the issuance of such letters of credit, and interests, penalty interests, compound interests, liquidated damages and related fees thereof;

2.1.7 All debts owed by the Credit Applicant to your bank under derivative trading, gold lease and other related businesses;

2.1.8 Outstanding balances of specific services under the _——__ Agreement No.__——___ (insert name of the Agreement) originally signed by your bank (or relevant subordinate body of your bank) with the Credit Applicant;

2.1.9 All fees and expenses incurred by your bank due to recovering debts from the Credit Applicant (including but not limited to legal costs, attorney's fees, announcement fees, delivery fees, travel expenses, etc.).

2.2 In respect of revolving credit, if the balances of loans or other credits extended by your bank to the Credit Applicant exceeds the Credit Amount, the portion of credits exceeding the Credit Amount will not be attributable to the Guarantor, the Guarantor will only assume joint and several guarantee liability for the balances of principals of loans or other credits not exceeding the Credit Amount and interests, penalty interests, compound interests, liquidated damages and related fees thereof.

Notwithstanding the foregoing, the Guarantor hereby expressly states that: even though the balances of principals of loans or other credits extended by your bank to the Credit Applicant exceeds the Credit Amount at a certain time point during the Credit Period, if the total balance of all credit principals does not exceed the Credit Amount when your bank demands the Guarantor to assume guarantee liability, the Guarantor may not raise objection on the ground of the foregoing provisions, but shall assume joint and several guarantee liability for the balance of all credit principals and interests, penalty interests, compound interests, liquidated damages and related fees thereof (subject to the scope specified under Article 2.1).

2.3 The Guarantor hereby acknowledges that all debts under new loan repayments, old loan conversions, letters of credit, letters of guarantee, notes and other businesses processed by your bank for the Credit Applicant during the Credit Period (whether such old loans, letters of credit, letters of guarantee, notes and other businesses occur during or before the Credit Period) are included within the scope of guarantee.

2.4 When the Credit Applicant is applying for the provision of import letter of credit, if any subsequent import bill advances are made under the same letter of credit, the import letter of credit and import bill advances will take up the same amount of the Credit Amount at different stage, that is to say, when an import bill advance is made, the credit amount recovered from outward payment made by the letter of credit will be re-applied to import bill advance and deemed as taking up the same credit amount as the original import letter of credit, which is hereby acknowledged by the Guarantor.

3. Mode of Guarantee

The Guarantor hereby acknowledges to assume joint and several liability economically and legally for all debts of the Credit Applicant within the guarantee scope specified under Article 2. If the Credit Applicant fails to repay principals, interests and related fees of any loans, advances and other credits on time in accordance with provisions of the Credit Agreement and / or relevant separate contracts, or in case any of other breach events provided under the Credit Agreement and/or relevant separate contracts has arisen, your bank shall have the right to take recourse against the Guarantor directly without the need to take recourse or bring an action against the Credit Applicant on a prior basis. Even though mortgages, pledges or other guarantees have also been established to secure on-time repayment of full debts of the Credit Applicant under the Credit Agreement, your bank also have the right to take direct recourse against the Guarantor for repayment of full debts of the Credit Applicant under the Credit Agreement, without the need to dispose the mortgaged assets, pledged assets or goods or bills under the trade financing or take recourse against other guarantors on a prior basis.

The notice of claim sent by your bank shall be final and shall not be objected by the Guarantor. The Guarantor agrees to repay in full all debts of the Credit Applicant under the Credit Agreement within five days after receiving the written notice of claim from your bank, without the need for your bank to present any proofs and other documents. Unless there is an obvious and material error, the Guarantor accepts the amount claimed by your bank to be an accurate amount.

Your bank shall have the right to collect debts from the Guarantor by the methods it deems appropriate, including but not limited to fax, mail, personal service, announcement in the public media, etc.

4. Term of Guarantee

The Guarantor’s term of guarantee shall last from the effective date of this L/G until three years following the maturity date of each loan or other financing facility or account receivable debt acquired by your bank or the advancing date of each advance under the Credit Agreement. The term of guarantee for the duration extension of any specific credit shall be extended to three years following expiration of the extended period.

5. Independence of the L/G

This L/G is independent, effective continuously, irrevocable and unconditional, is not affected by validity of the Credit Agreement and that of any separate contract thereunder or any agreement or document signed between the Credit Applicant and any entity/individual, will not change due to fraud, reorganization, suspension, dissolution, liquidation, bankruptcy, merger, separation, restructuring, expiration of business term or any other change in the Credit Applicant, and will not be affected by any grace period or extension granted by your bank to the Credit Applicant or your bank’s delay in exercising its right to claim debts from the Credit Applicant under any relevant agreement.

Where there are also mortgages, pledges or other guarantors to secure the debts of the Credit Applicant, your bank shall have the right to choose to claim its security right against any and all mortgagors/pledgors/other guarantors (including the Guarantor) separately, successively or concurrently; surrender, modification or termination of mortgages or pledges, or delay in claiming against any mortgagors, pledgors or other guarantors by your bank will not affect the Guarantor’s guarantee liability hereunder; in such cases, the Guarantor shall still have the obligation to assume joint and several guarantee liability for credit debts owed by the Credit Applicant to your bank in accordance with provisions of this L/G.

6. The Guarantor makes the following special representations and guarantees:

6.1 The Guarantor is a legal person or other type of organization with the guarantor qualification lawfully established in accordance with the law, or a natural person with full capacity for civil conduct, and is willing to perform obligations hereunder with assets which it has ownership or the right of disposal;

6.2 The Guarantor is issuing this L/G with full authority or approval of its superior authority or board of directors or other authorities;

6.3 The issuance of this L/G is the true intention of the Guarantor without fraud or under any coercion;

6.4 Before the expiration of this L/G, the total amount of external guaranties (including conversion of foreign currencies) shall not exceed full value of all equity under the Guarantor's ownership;

6.5 The Guarantor shall provide your bank with financial books/statements and annual financial reports as required by your bank, and timely inform your bank of the Guarantor’s major decisions and changes in production, operation and management.

6.6 The financial information and all other documents provided by the Guarantor to your bank are authentic and lawful; the legal representative or other responsible persons of the Guarantor shall assume inescapable responsibility for the authenticity and lawfulness of such information;

6.7 The Guarantor shall issue a letter of cross guarantee as required by your bank;

6.8 Any change in industrial and commercial registration information, organizational structure, equity structure, operation mode or financial position of the Guarantor or debt restructuring, major related-party transactions or other activities engaged by the Guarantor will have no prejudice to the legal binding force of this L/G on the Guarantor. In case any such change may prejudice the Guarantor’s capability to perform its obligations hereunder, the Guarantor shall have the obligation to inform your bank promptly;

6.9 Successors and assigns of the Guarantor are bound by all terms and conditions of this L/G. Without written consent of your bank, the Guarantor shall not assign the above obligations.

6.10 In case the Guarantor fails to repay the guaranteed debts in accordance with provisions of this L/G, your bank shall have the right to freeze/deduct funds in/from any account of the Guarantor at China Merchants Bank or entrust other financial institutions to freeze / deduct funds in/from any account of the Guarantor at such institutions (if the guaranteed debts are not denominated in Chinese yuan, your bank shall have the right to purchase foreign exchange from the Guarantor’s CNY account according to the exchange rate published by your bank at the time of deduction), until all debts of the Credit Applicant to your bank under the Credit Agreement has been fully repaid. If there is any shortage amount following such freezing and deduction, your bank shall have the right to take further recourse against the Guarantor.

7. No Waiver

During the term of validity of this L/G, any tolerance or grace period given by your bank for any breach or delay of the Credit Applicant or the Guarantor or any delay of your bank in exercising any interest or right under the Credit Agreement or this L/G will not prejudice, affect or restrict any rights and interests your bank are entitled to as the creditor in accordance with the law and this L/G, and shall not be deemed as your bank’s waiver of its right to adopt action against any existing or future breach.

8. Terms and Expressions

All terms and expressions used herein shall have the same meaning as set forth in the Credit Agreement unless expressly stated otherwise.

9. Notification

9.1 All notices, requests or other documents issued by your bank related to this Agreement shall be made in writing (including but not limited to by mail, fax, email, Party A’s E-bank, mobile phone short message service (SMS), WeChat, or other acceptable means).

The Guarantor’s postal address: Room 802, Building 11, Shenzhen Software Park, High-tech Zone Central Area, Nanshan District, Shenzhen Municipality

Email: wuzhenchao@xunlei.com Fax: —

Mobile phone: — WeChat: —

(If the Guarantor is an entity, please provide email/WeChat of the entity; if the Guarantor is an individual, please provide personal email/WeChat)

9.2 Notification, if delivered by personal service (including but not limited to service by lawyer/notary public or express delivery) will be deemed served upon being signed for receipt by the addressee (in case of rejection by the addressee, the notification will be deemed served upon the rejection date/return date or seven days following posting, whichever is earlier), if delivered by postal mail, will be deemed served seven days following posting, if delivered by fax, email, your bank’s E-bank notification, mobile SMS, WeChat or other acceptable electronic means, will be deemed served upon the date of successfully sent as shown in your bank’s corresponding system.

Notification of debt transfer or debt collection to the Guarantor announced by your bank on any public media will be deemed served upon the date of announcement.

The Guarantor shall inform your bank about any change in its postal address, email, fax, mobile phone or WeChat within five business days of such change, otherwise your bank shall have the right to serve notification to the original address or contact details. Notification failed due to change in address will be deemed served upon the date of return or seven days following posting, whichever is earlier. The Guarantor shall bear the loss of such notification failure on its own without prejudice to the legal effectiveness of the service.

9.3 The above postal address, email, fax, mobile phone and WeChat will also serve as the address for service of notary and judicial documents to the Guarantor (including but not limited to complaints/arbitration applications, evidences, summons, notices of response, notices of proof, notices of court session, notices of hearing, judgments/awards, orders, conciliation statements, notices of performance within a specified time and other legal documents for the hearing and execution stages); service of documents by the court of litigation and the notary public in writing as provided hereunder to the above address for service will be deemed duly served (refer to Article 9.2 above for the specific service standard).

10. Transfer

Whether the creditor’s right secured by the maximum amount guarantee is determined or not, if your bank transfers full amount of your creditor’s right under the Credit Agreement to any third party, the maximum amount guarantee as the secondary right will be transferred to the assignee concurrently.

If your bank transfers a portion of your creditor’s right after the amount secured by this L/G is determined, this guarantee as the secondary right will also be transferred in part, thereafter, your bank with the non-transferred portion of debt claim and the assignee of the transferred portion of debt claim will share the security right and interest against the Guarantor proportionately according to your respective share of debt claim; if your bank transfers a portion of the debt claim before the debt amount secured by this L/G is determined, the guarantee right and interest will also be transferred in part, and the maximum amount of your bank’s principal debt secured by the original maximum amount guarantee will be reduced correspondingly (that is, the maximum amount of your bank’s principal debt secured by the original maximum amount guarantee will be reduced by the amount of the transferred debt portion), after the amount of your bank’s untransferred portion of principal debt is determined, your bank with the untransferred portion of debt and the assignee of the transferred portion of debt will share the security right and interest against the Guarantor proportionately according to your respective share of debt

11. Miscellaneous

The Guarantor hereby acknowledges that, all operations of your bank related to the processing of specific services for the Credit Applicant and this L/G may be conducted by any outlet within the jurisdiction of your bank which may generate, issue or present relevant instruments; business operations conducted and instruments generated, issued and presented by your bank’s outlets will be deemed as done your bank and will be binding upon both parties.

12. Dispute Resolution

This L/G shall be governed by the laws of the People’s Republic of China (excluding the laws of Hong Kong SAR, Macao SAR and the Taiwan Region). The Guarantor hereby agrees to resolve any and all disputes and controversies arising out of or in connection with this L/G through dispute resolution methods agreed under the Credit Agreement.

13. Effectiveness

13.1 If the Guarantor is a legal person or other type of organization, this L/G will enter into force upon being signed and affixed with name seal by legal representative/principal responsible person of the Guarantor or his/her authorized agent and affixed with common seal/seal of contract of the Guarantor.

13.2 If the Guarantor is a natural person, this L/G will enter into force upon being signed by the Guarantor.

14. Supplementary Provisions

This L/G is executed in triplicate, with your bank, the Credit Applicant and the Guarantor each keeping one copy, and all copies have equal legal force.

Special notes:

All terms and conditions of this L/G has been explained by your bank to the Guarantor who hereby confirms that its understanding of such terms and conditions are consistent with your bank’s explanation. In addition, your bank has reminded the Guarantor to pay special attention to those terms and conditions regarding exemption or limitation of your bank’s liabilities, some rights unilaterally owned by your bank, and increase or limit of the Guarantor’s liabilities or rights, and to comprehend such terms and conditions fully and accurately.

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(This page is the signature page of the Irrevocable Letter of Guarantee of Maximum Amount)

Guarantor: Giganology (Shenzhen) Co., Ltd. (Seal)

By:	/s/ Lei Chen

Legal representative, principal responsible person or authorized representative

/s/ Seal of Giganology (Shenzhen) Co., Ltd

Signing date: March 15, 2018